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                  September 12, 2022

       Chris Chang
       Chief Executive Officer
       Alternative Fuel Technologies, Inc.
       2544 Route 534
       Albrightsville, PA 18210

                                                        Re: Alternative Fuel
Technologies, Inc.
                                                            Form 10-12G
                                                            Filed July 26, 2022
                                                            File No. 000-50075

       Dear Mr. Chang:

               We issued comments to you on the above captioned filing on August 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 22, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Karina Dorin, Staff
       Attorney, at (202) 551-3763 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Energy & Transportation